

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 3, 2011

Mr. Edwin D. Johnson
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **RE: Casella Waste Systems, Inc.**
> **Form 10-K for the Fiscal Year ended April 30, 2010**
> **Forms 10-Q for the Fiscal Quarters ended July 31, 2010 and October**
> **31, 2010**
> **File No. 0-23211**

Dear Mr. Johnson:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Liquidity and Capital Resources, page 42

2. We note that your Second Lien Notes and Senior Subordinated Notes contain certain covenants. In future filings, please indicate whether you are in compliance with the covenants related to the Senior Subordinated Notes. In addition, please quantify any required covenants per the agreements. If in the future it ever

becomes reasonably likely that you may violate any material covenants related to any debt, please disclose the covenant requirement, and your actual performance relative to the covenant.

Critical Accounting Policies and Estimates, page 46

Goodwill and Other Intangible Assets, page 48

3. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
    *   The amount of goodwill allocated to the reporting unit;
    *   A description of the assumptions that drive the estimated fair value;
    *   A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions;
    *   A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value; and
    *   Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.
    If you have determined that the estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Recovery of Long-Lived Assets, page 48

4. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please disclose the following:
    *   How you group long-lived assets for impairment and your basis for that determination;
    *   Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
    *   Sufficient information to enable a reader to understand better the method you apply in estimating the fair value of your long-lived assets;

- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Note 11 – Commitments and Contingencies, page 79

5. With respect to each of the legal proceedings that you are currently involved in, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2010

General

6. Please address the above comments in your interim filings as well, as applicable.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant